Exhibit 12

LEGG MASON, INC. AND SUBSIDIARIES

Computation of Consolidated Ratios of Earnings to Fixed Charges

(Dollars in thousands)

	Years Ended March 31,
	2007	2006	2005	2004	2003
Earnings from continuing operations before income tax provision	$1,043,854	$715,462	$470,758	$301,563	$181,202
Fixed Charges:
Interest Expense	71,474	52,648	44,765	44,734	52,654
Portion of rental expenses representative of interest factor*	32,383	15,969	9,237	7,736	7,734

Earnings available for fixed charges	$1,147,711	$784,079	$524,760	$354,033	$241,590

Fixed Charges:
Interest Expense	$71,474	$52,648	$44,765	$44,734	$52,654
Portion of rental expense representative of interest factor*	32,383	15,969	9,237	7,736	7,734

Total Fixed Charges	$103,857	$68,617	$54,002	$52,470	$60,388

Consolidated ratio of earnings to fixed charges	11.1	11.4	9.7	6.7	4.0

* The portion of rental expense representative of interest factor is calculated as one third of the total of Rent, Marketing Data Services, Maintenance, DP Service Bureau and Equipment Rental expenses.